ISA INTERNATIONALE INC.
                                    2564 RICE STREET
                                   ST. PAUL, MN 55113
                                  SEC File No. 1-16423

August 29, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 4561

Attn: Mr. Daniel L. Gordon
Branch Chief

Dear Mr. Gordon:

We are responding to your letter dated August 7, 2008 concerning our Form 10-KSB dated 09/30/2007 and Forms 10-QSB for the quarters ended 12/31/07, and 03/31/08. Our response will correspond to the points referenced in your letter. The Registrant, ISA International Inc., will be referred to in this letter as the "Company" or "ISAT".

Form 10-KSB for the year ended September 30, 2007
1. Item 6. Management's discussion and Analysis or Plan of Operation Off-balance sheet arrangements.

Currently our operations are entirely within the United States and we do not need to use hedge contracts or other derivative contracts to mitigate financial exposure risks due to foreign currency exchange rate changes or interest rate changes. Nor are we in a business subject to large commodity purchases where hedge contracts are available. Presently, we have no off-balance sheet contracts and do not foresee an immediate need to make any such arrangements. In our future reports we shall disclose we have no off-balance sheet arrangements or similar arrangements that are material to potential investors or current shareholders. We fully intend to comply with Item 303(c) of Regulation S-B and will file amended Forms 10-KSB for the period ended 09-30-2007 and amended Forms 10-QSB for 12-31-2007 and 03-31-2008 stating we have no off-balance sheet arrangements.


2. Notes to Consolidated Financial Statements
   Note 1.k New Accounting Pronouncements

SFAS NO. 155 - Accounting for Certain Hybrid Financial Instruments, which Amends SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No. 155 amends SFAS NO. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing the rights to receive a specified portion of the contractual interest or principal cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that by itself is a derivative instrument.

The Company does not use derivative instruments or hedging activities in our business which is distressed debt collection. The adoption of SFAS No. 155 would have no effect on our financial statements as of 09-30-2007. We will disclose we have adopted SFAS No. 155 in future reports in our notes to our financial statements and will file amended Forms 10-KSB for the period ended 09-30-2007 and amended Forms 10-QSB for 12-31-2007 and 03-31-2008 stating we have adopted SFAS No. 155 and 156.

SFAS No. 156 - Accounting for Servicing of Financial Assets, issued in March 2006, provides an approach to simplify efforts to obtain hedge-like (offset) accounting. This Statement amends FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with regard to the accounting for separately recognized servicing assets and servicing liabilities. The Statement briefly summarized:
 (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations;
 (2) requires a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable;
 (3) permits an entity to choose either the amortization method or the fair value method for subsequent measurement for each class of separately recognized servicing assets or liabilities;
 (4) permits at initial adoption a one-time reclassification of available-for-sale securities to trading securities by an entity with recognized servicing rights, provided the securities reclassified offset the entity's exposure to changes in the fair value of the servicing assets or liabilities;
 (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in balance sheet and additional disclosures for all separately recognized servicing assets and liabilities. SFAS No. 156 is effective for our Company beginning with our fiscal year ended September 30, 2007.

We have adopted SFAS No. 155 and SFAS 156 accordingly as they apply to our Company, and we will change our notes to our financial statements to conform to your request.

3. Note 4.e Indemnification Agreement- Related Party

In July 1, 2004, the Company approved an Indemnification Agreement between the Company and Doubletree Liquidation Corporation (DLC), a related investing stockholder, wherein the Company issued to DLC 1,200,000 unregistered shares of common stock for the express purpose of receiving as consideration from DLC, a guarantee from DLC that this issue of common shares will completely and finally settle the Company's liability to two debenture holders, including their respective accrued interest that is currently due, and or may be due on an estimated basis, upon completion of negotiations between the Company and these creditors whenever it occurs.

The agreement was specifically designed to transfer certain current and potential liabilities from ISAT to DLC, including interest on these note payables which would continue to accrue on ISAT books but would be offset by an equal increase in the contra-indemnification account receivable. Since 2004 we have been reporting the transactions using this contra-receivable account and netting the notes payable and accrued interest against the contra-receivable on the consolidated balance sheets with the concurrence of our auditors at that time, Stonefield Josephson, Santa Monica, CA.

Subsequently, our current auditors, DeJoya, Griffith and Company, Henderson, NV, have continued to concur with the transaction presentation.

On our books, these assets and liabilities are separated but not presented in the consolidated financial statements because they net to zero. The rationale behind this is because these servicing assets and servicing liabilities have been legally assumed by DLC with the Indemnification Agreement signed in July 2004 with the suggestion and concurrence of our auditors at the time that they should no longer show on our Balance Sheet.

The Company cites further substantiation for its position by citing FIN 39 - "Offsetting of Amounts Related to Certain Contracts" and believes all of the conditions stated by the opinion on whether a right of standoff exists are covered by the Indemnification Agreement between the two parties.

FIN 39 issued March 1992 restates APB Opinion No. 10, Omnibus Opinion-1966, paragraph 7, states that "it is a general principle of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists." This interpretation defines right of setoff and specifies what conditions must be met to have that right.

APB Opinion 10, paragraph 7, states that "it is a general principle of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists." A right of setoff is a debtor's legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor. A right of setoff exists when all of the following conditions are met:
      Each of two parties owes the other determinable amounts.

      The reporting party has the right to set off the amount owed with the amount owed by the other party.

      The reporting party intends to set off.

      The right of setoff is enforceable at law.

      A debtor having a valid right of setoff may offset the related asset and liability and report the net amount.

In this case, ISAT is the debtor of a determinable amount and has the right to offset the amount owed to the creditors because payment is guaranteed by DLC (the indemnifier) in the event a claim is made by a creditor by the terms and conditions of the enforceable Indemnification Agreement. The creditors of these realized and/or potential liabilities for debenture notes and other liabilities from the discontinued operations of ISAT for the year 2000 and prior have never brought suit to the debtor, ISAT, and have gone beyond the statute of limitations on the unsecured debt. Furthermore, none of these creditors have ever presented claims to ISAT or DLC on their behalf. Several attempts to contact the creditors have failed to result in settlement agreements and DLC has remained in a position of guarantor for these debts. The Company offers this explanation to properly and adequately support out position. We do not feel we have to amend our reports or financial presentation on this item.

4. Note 7 Extraordinary Gain and Subsequent Events
   Gain on shares of ISAT common stock.

The gain of $537,500 was recorded to reflect the market value of 1,250,000 shares of our stock returned to us as part of the bankruptcy settlement of a group of California companies given our stock in exchange for their debt receivables. The stock was valued at $.43 which was the average closing price of our stock at the time of the transaction. This was a non cash transaction. The offset to this gain was recorded as treasury stock net asset of $537,500 on our balance sheet. ISAT had previously incurred litigation costs and expenses and debt portfolio write-downs totaling in excess of $878,000. This transaction results in ISAT recovering part of its prior losses and expenses. We do not believe a change in accounting treatment is warranted at this time and will not be amending our reports for this item in question.

5. Item 8.a Controls and Procedures.

We have revised our reporting accordingly to comply with Item 307 of Regulation S-B for Item 8.a and paragraph 4(b) of our Section 302
Certification. Please refer to our last 10-QSB filing exhibits 32.1 f
We will file revised Form 10-KSB for the period ended 09-30-2007 and Form 10-QSB for the periods ended 12-31-07 and 03-31-08 with the revised certifications.

6. Section 302 Certification

We have revised our reporting accordingly to comply with Item 601(b) (31) of Regulation S-B for our Section 302 Certification. Please refer to our last Form 10-QSB filing exhibits 31.1 and 32.1 for the period ended 06-30-2008. We will file a revised Form 10-KSB for the period ended 09-30-2007 and Form 10-QSB for the periods ended 12-31-07 and 03-31-08 with the revised certifications.

Form 10-QSB for the period ended March 31, 2008
7. Exhibit 31.1 Section 302 Certification

We have revised our reporting accordingly to comply with Item 601(b) (31) of Regulation S-B for our Section 302 Certification. Please refer to our last 10-QSB filing exhibits 31.1 and 32.1 for the period ended 06-30-2008. We will file a revised 10-KSB for the period ended 09-30-2007 and Form 10-QSB for the periods ended 12-31-07 and 03-31-08 with the revised certifications.

Acknowledgements:

The registrant hereby acknowledges that:
1. the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC. We will attempt to conduct a more thorough quality review of our future submissions to reduce the probability of similar errors referenced in your letter and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-483-3114 or by fax at 651-489-2254 if you have additional comments or questions.

Sincerely,

/s/Bernard L. Brodkorb
President, CEO, and CFO
ISA Internationale Inc.